Exhibit 99.1

CCU ANNOUNCES LAUNCH OF ITS RIGHTS OFFERING AND PRICING OF ITS SHARE OFFERING

Santiago, Chile, September 13, 2013, Compañía Cervecerías Unidas S.A. (NYSE: CCU) today announced the launch of the Rights Offering and the pricing of the Share Offering (each as further described below) in connection with the capital increase approved by CCU’s shareholders on June 18, 2013, for 51,000,000 shares of common stock.

With respect to the Share Offering, Inversiones y Rentas S.A., the controlling shareholder, has waived its preemptive rights to subscribe for 22,583,797 shares of CCU’s common stock, which have been made available for purposes of a global offering in the form of shares in Chile and in the form of ADSs in the U.S. and elsewhere outside Chile (collectively, the “Share Offering”). CCU announced today the pricing of the Share Offering at CLP6,500.00 per share or US$26.00 per ADS (each ADS representing 2 shares of common stock). The closing of the Share Offering is subject to customary closing conditions.

With respect to the Rights Offering for the remaining 28,416,203 shares that commenced today, shareholders and ADS holders on the record dates described below may subscribe for new shares or ADSs until October 12, 2013 and October 4, 2013, respectively (collectively, the “Rights Offering”). The subscription price will be CLP6,500.00 per share, or US$26.52 per ADS which represents the U.S. dollar equivalent of CLP13,000.00 plus an allowance of 2% to cover exchange rate fluctuations, the depositary issuance fee, expenses and certain taxes.

Further details relating to the Rights Offering

Each share of common stock held of record on September 7, 2013 will entitle its holder to receive 0.1601241 transferable rights to subscribe for new shares (“Share Rights”). Each Share Right gives the holder the right to subscribe for one new share. The subscription period for the Share Rights begins on September 13, 2013 and will end on 5:00 pm (Santiago, Chile time) on October 12, 2013.

JPMorgan Chase Bank, N.A., as the depositary for the ADSs, is expected to distribute to holders of ADSs transferable rights to subscribe for new ADSs (“ADS Rights”) at the rate of 0.1601241 ADS Rights for each ADS held as of 5:00 p.m. (New York City time) on September 9, 2013. Each ADS Right gives the holder the right to subscribe for one new ADS. The subscription period for the ADS Rights begins on September 13, 2013 and will end at 2:30 pm (New York City time) on October 4, 2013. The CUSIP number of the ADS Rights is 204429112.

Fractional ADS Rights will not be distributed. JPMorgan Chase Bank, N.A., will aggregate any fractional entitlements to ADS Rights and will endeavor to sell the Share Rights underlying such ADS Rights in the local Chilean market, with the net proceeds, if any, following deduction of any applicable taxes, fees or expenses, distributed to ADS holders otherwise entitled to a fractional ADS Right.

For further information regarding the portion of the Rights Offering taking place in the U.S. and outside of Chile, please contact:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, NY 10022

ADS Holders May Call:

888-750-5834 (Toll-Free From the US)

+1-412-232-3651 (From Other Countries)

Banks, Brokers and Institutional Holders May Call:

+1-212-750-5833 (Collect)

The shares of common stock to be offered in Chile in the Share Offering and Rights Offering have been registered in Chile with the Chilean Securities and Insurance Superintendency (the “Superintendencia de Valores y Seguros,” or “SVS”). The shares of common stock and rights to subscribe for shares of common stock to be offered in the U.S. and elsewhere outside of Chile in the Share Offering and Rights Offering have also been registered in the United States pursuant to an effective registration statement previously filed with the U.S. Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

A preliminary prospectus supplement relating to the Share Offering and a final prospectus supplement relating to the Rights Offering has been filed with the SEC and a final prospectus supplement relating to the Share Offering will be filed with the SEC. Copies of the final prospectus supplement and the accompanying prospectus related to the Rights Offering and, when available, copies of the final prospectus supplement and the accompanying prospectus related to the Share Offering may be obtained by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Deutsche Bank Securities Inc. toll-free at (800) 503-4611 or Goldman, Sachs & Co. toll-free at (866) 471-2526, or from CCU’s website at www.ccu.cl or www.ccuinvestor.com. Electronic copies of these documents may also be obtained by visiting EDGAR on the SEC website at www.sec.gov.

Safe Harbor Statement

This press release contains certain statements that describe estimates of CCU’s Board and management related to its financial condition and prospects for future growth opportunities and future prospects for its operations based on information currently available.

This press release contains certain statements that describe CCU management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for CCU’s business based upon information currently available. Such statements are “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. These forward-looking statements are based upon assumptions CCU’s management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause CCU’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in CCU’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and (b) the risk factors disclosed by CCU in the preliminary prospectus supplement for the Share Offering and the prospectus supplement for the Rights Offering. There can be no assurance that the Share Offering or the Rights Offering will be completed. CCU assumes no obligation to update any forward-looking statements.

This press release and its contents are proprietary and may not be reproduced or otherwise disseminated in whole or in part, without our prior written consent.

This press release does not constitute or form part of any offer or invitation or inducement to sell or issue or the solicitation of an offer to buy or subscribe for, any shares or other securities issued by us, nor shall it or any part of it or the fact distribution is the basis of, or be invoked in connection with, any contract.

For further information regarding risks, uncertainties and assumptions that may affect our expectations of future performance, please refer to the relevant prospectus and prospectus supplement filed with the SEC, including, without limitation, the sections entitled “Risk Factors” and “Forward-Looking Statements”.

The information contained in this publication is a brief description of the characteristics of the Rights Offering and the issuer, and does not contain all the information required to make an investment decision. Older records about the issuer are available at the headquarters of the issuer, at the offices of the underwriters and the Superintendencia de Valores y Seguros. More complete information regarding the Share Offering and the Rights Offering can be found in the respective prospectus supplements and accompanying prospectus filed in connection with the application for registration to the Registrar of Securities, a copy of which can be found on the site www.ccu.cl or www.ccuinvestor.com

Notice to Investors:

Before making an investment decision, interested parties are advised to obtain and review information about the financial position of the issuer and evaluate the suitability of the offered securities.

Local placement agents for the Share Offering and Rights Offering in Chile are required to provide any interested party with the Spanish-language prospectus that was filed with the SVS for the purposes of the registration of the shares in the Securities Registry (Superintendencia de Valores) of the SVS, before making their investment.

About Compañía Cervecerías Unidas S.A.

We are a diversified Chilean company engaged through our subsidiaries in the beverages and confectionary businesses, operating in Chile, Argentina and Uruguay. We also export wine to more than 85 countries. We have a broad product portfolio of highly recognized brands. Based on our estimates, we are, by market share based on volume, the largest Chilean brewer, the second-largest brewer in Argentina, the second-largest Chilean soft drink producer, the third-largest wine producer in the domestic Chilean market, the second-largest Chilean wine exporter, the largest Chilean bottled water and nectars producer, the largest Chilean pisco producer and distributor and the second-largest Chilean juices producer. We also participate in the home and office bottled water delivery, rum distribution and confectionary industries in Chile. We have licensing and/or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch International Inc., Cervecera Austral S.A., Cervecería Modelo S.A. de C.V., PepsiCo Inc., Stokely Van Camp Inc., Pepsi Lipton International Limited, Seven-Up International (a division of The Concentrate Manufacturing Company of Ireland), Schweppes Holdings Limited, Promarca S.A., Arthur Guinness Son & Company (Dublin) Limited and Guinness Overseas Limited, Nestlé S.A., Société des Produits Nestlé S.A., Nestec S.A., Pernod Ricard Chile S.A. and Compañía Pisquera Bauzá S.A.

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